UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                           SCHEDULE 13G/A

           Under the Securities Exchange Act of 1934
                  (Amendment No. 1)*

             Industri-Matematik International Corp.
                        (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                           455792 10 1
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 455792 10        13G         Page 1 of 8  Pages

1                    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Investors, L.P.   13-3549187


 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) X


 3       SEC USE ONLY


 4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware



 NUMBER OF           5   SOLE VOTING POWER
 SHARES
 BENEFICIALLY        6   SHARED VOTING POWER
 OWNED BY                   14,279,626
 EACH                7   SOLE DISPOSITIVE POWER
 REPORTING
 PERSON              8   SHARED DISPOSITIVE POWER
 WITH                      14,279,626


9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           14,279,626


10  CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             41.1%

12  TYPE OF REPORTING PERSON*

                               PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 455792 10        13G         Page 2 of 8  Pages

1                    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Warburg, Pincus & Co.    13-6358475


 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) X


 3       SEC USE ONLY


 4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        New York



 NUMBER OF           5   SOLE VOTING POWER
 SHARES
 BENEFICIALLY        6   SHARED VOTING POWER
 OWNED BY                  14,279,626
 EACH                7   SOLE DISPOSITIVE POWER
 REPORTING
 PERSON              8   SHARED DISPOSITIVE POWER
 WITH                      14,279,626


9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           14,279,626


10  CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             41.1%

12  TYPE OF REPORTING PERSON*

                               PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 455792 10        13G         Page 3 of 8  Pages

PAGE

1                    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC   13-3536050


 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b)  X


 3       SEC USE ONLY


 4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        N/A



 NUMBER OF           5   SOLE VOTING POWER
 SHARES
 BENEFICIALLY        6   SHARED VOTING POWER
 OWNED BY                   14,279,626
 EACH                7   SOLE DISPOSITIVE POWER
 REPORTING
 PERSON              8   SHARED DISPOSITIVE POWER
 WITH                      14,279,626


9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           14,279,626


10  CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             41.1%

12  TYPE OF REPORTING PERSON*

                               CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 455792 10      13G       Page 4 of 8 Pages

Item 1.

(a)  Name of Issuer:  Industri-Matematik International Corp.

(b)  Address of Issuer's Principal Executive Offices:

          Kungsgatan 12-14
          Box 7733
          103 95 Stockholm
          Sweden

Item 2.

(a)  Name of Person Filing:

     This statement is filed by and on behalf of (a) Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI");
(b) Warburg, Pincus & Co., a New York general partnership ("WP"); and (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPI. WP, the sole general partner of WPI, has a 20% interest in the profits of WPI. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP.

(b) Address of Principle Business Offices, or if none, Residence:

     461 Lexington Avenue
     New York, New York 10017.

(c)  Citizenship: USA

(d)  Type of Class of Securities: Common Stock

(e)  CUSIP Number: 455792 10 1

CUSIP No. 455792 10      13G            Page 5 of 8 pages

PAGE

Item 3. If this Statement is Filed Pursuant to Rule 13(d)-1(b), or 13d-2(b), check whether the person filing is a:

     Not applicable.

Item 4.   Ownership

(a)  Amount Beneficially Owned:  14,279,626 Shares

(b)  Percent of Class: 41.1%

(c)  Number of Shares as to which such Person has:

     (i)  sole power to vote or to direct the vote: 0

     (ii) shared power to vote or to direct the vote: 14,279,626

     (iii) sole power to dispose or to direct the disposition of:0

    (iv) shared power to dispose or to direct the disposition of: 14,279,626

Item 5.   Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
Another Person

     Not applicable.

Item 7.   Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company

     Not applicable.

Item 8.   Identification and Classification of Members of the
Group

     Not applicable

Item 9.   Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification

     Not applicable.
CUSIP No. 455792 10      13G            Page 6 of 8 pages
                            SIGNATURES

After reasonable enquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              WARBURG, PINCUS INVESTORS, L.P.

                              BY: Warburg, Pincus & Co.
                                  General Partner


                              BY:   /s/ Stephen Distler
                                   Stephen Distler, Partner



                              WARBURG, PINCUS & CO.

                              BY:   /s/ Stephen Distler
                                   Stephen Distler, Partner



                              E.M. WARBURG, PINCUS & CO., LLC


                              BY:   /s/ Stephen Distler
                                   Stephen Distler, Member



Dated: February 13, 1998



CUSIP No. 455792 10      13G            Page 7 of 8 pages
                            SCHEDULES

Schedule I Joint Filing Agreement, dated February 12, 1998, among the signatories to this Schedule 13G.

                     JOINT FILING AGREEMENT
                  PURSUANT TO RULE 13D-1(f)(1)

          The undersigned acknowledge and agree that the fore-going statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the under-signed without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it con-tained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such in-formation is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.


Dated: February 12, 1998


                              WARBURG, PINCUS INVESTORS, L.P.

                              BY: Warburg, Pincus & Co.
                                  General Partner


                              BY:   /s/ Stephen Distler
                                   Stephen Distler, Partner


                              WARBURG, PINCUS & CO.

                              BY:   /s/ Stephen Distler
                                   Stephen Distler, Partner


                              E.M. WARBURG, PINCUS & CO., LLC


                              BY:   /s/ Stephen Distler
                                   Stephen Distler, Member

CUSIP No. 455792 10      13G            Page 8 of 8 pages